                     COHEN & STEERS EQUITY INCOME FUND, INC.
                            SHAREHOLDER SERVICE PLAN

                                  August , 1997

        This Shareholder Service Plan (the "Plan") is adopted by Cohen & Steers Equity Income Fund, Inc. (the "Fund") with respect to the shares of common stock of the Fund.

        SECTION 1. ADMINISTRATOR

        The Fund has entered into an Administration Agreement (the "Agreement") with Cohen & Steers Capital Management, Inc. ("CSCM") whereby CSCM provides certain administrative services for the Fund.

        SECTION 2. SERVICE AGREEMENTS; PAYMENTS

        (a) CSCM is authorized to enter into Shareholder Service Agreements (the"Agreements"), the form of which shall be approved by the Board of Directors of the Fund (the "Board"), with financial institutions and other persons who provide services for and maintain shareholder accounts ("Service Providers") as set forth in this Plan.

        (b) Pursuant to the Agreements, as compensation for the services described in Section 4 below, CSCM may pay the Service Provider, on behalf of the Fund, a fee at an annual rate of up to 0.10% of the average daily net assets of the Fund represented by the shareholder accounts for which the Service Provider maintains a service relationship.

        Provided, however, that the Fund shall not directly or indirectly pay any amounts, whether Payments (as defined in the Agreements) or otherwise, that exceed any applicable limits imposed by law or the National Association of Securities Dealers, Inc.

        (c) Each Agreement shall contain a representation by the Service Provider that any compensation payable to the Service Provider in connection with an investment in a Fund of the assets of its customers (i) will be disclosed by the Service Provider to its customers, (ii) will be authorized by its customers, and (iii) will not result in an excessive fee to the Service Provider.

        SECTION 3. SHAREHOLDER SERVICE FEE

        Pursuant to this Plan, the Fund shall daily accrue and monthly pay CSCM a Shareholder Service Fee not to exceed the lessor of (i) 0.10% per annum of the average daily net assets of the Fund or (ii) the combined Payments made by CSCM with respect to the Fund for the month.

        SECTION 4. SERVICE ACTIVITIES

        Service activities include (a) establishing and maintaining accounts and records relating to clients of Service Provider; (b) answering shareholder inquiries regarding the manner in which purchases, exchanges and redemptions of shares of the Fund may be effected and other matters pertaining to the Fund's services; (c) providing necessary personnel and facilities to establish and maintain shareholder accounts and records; (d) assisting shareholders in arranging for processing purchase, exchange and redemption transactions; (e) arranging for the wiring of funds; (f) guaranteeing shareholder signatures in connection with redemption orders and transfers and changes in shareholder-designated accounts; (g) integrating periodic statements with other shareholder transactions; and (h) providing such other related services as the shareholder may request.

        SECTION 5. AMENDMENT AND TERMINATION

        (a) Any material amendment to the Plan shall be effective only upon approval of the Board, including a majority of the directors who are not interested persons of the Fund as defined in the Investment Company Act of 1940 (the "Disinterested Directors"), pursuant to a vote cast in person at a meeting called for the purpose of voting on the amendment to the Plan.

        (b) The Plan may be terminated without penalty at any time by a vote of a majority of the Disinterested Directors.